# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Cargo Therapeutics, Inc., CIK 0001966494
CUSIP: 14179K101
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 835 Industrial Road, Suite 400, San Carlos, California (CA), 94070
Date of event which requires filing of this statement: 07/07/2025
Amends the filing with accession number 0001214659-25-003297
Filed by CIK 0001232621
Persons authorized to receive notices and communications: Kevin Tang, 4747 Executive Drive, Suite 210, San Diego, California (CA), 92121, 858-200-3830

## Reporting persons
- TANG CAPITAL MANAGEMENT, LLC (CIK 0001232621): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 3,059,630; sole dispositive power 0; shared dispositive power 3,059,630; aggregate amount beneficially owned 3,059,630 (6.6% of the class)
  Comment: Tang Capital Management, LLC ("TCM") shares voting and dispositive power over such shares with Tang Capital Partners, LP ("TCP"), Tang Capital Partners International, LP ("TCPI") and Kevin Tang. The percentages used herein are based on 46,113,353 shares of Common Stock outstanding as of May 2, 2025, as set forth in the Issuer's Quarterly Report filed on Form 10-Q that was filed with the Securities and Exchange Commission on May 8, 2025.
- KEVIN TANG (CIK 0001178579): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 0; shared voting power 3,059,630; sole dispositive power 0; shared dispositive power 3,059,630; aggregate amount beneficially owned 3,059,630 (6.6% of the class)
  Comment: Kevin Tang shares voting and dispositive power over such shares with TCP, TCPI and TCM.
- TANG CAPITAL PARTNERS, LP (CIK 0001191935): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,720,894; sole dispositive power 0; shared dispositive power 1,720,894; aggregate amount beneficially owned 1,720,894 (3.7% of the class)
  Comment: TCP shares voting and dispositive power over such shares with TCM and Kevin Tang.
- TANG CAPITAL PARTNERS INTERNATIONAL, LP (CIK 0002064011): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,338,736; sole dispositive power 0; shared dispositive power 1,338,736; aggregate amount beneficially owned 1,338,736 (2.9% of the class)
  Comment: TCPI shares voting and dispositive power over such shares with TCM and Kevin Tang.
- TANG CAPITAL PARTNERS III, INC (CIK 0002036763): type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- TANG CAPITAL PARTNERS IV, INC (CIK 0002036770): type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- CONCENTRA BIOSCIENCES, LLC (CIK 0001970065): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Cargo Therapeutics, Inc.
Address of issuer's principal executive offices: 835 Industrial Road, Suite 400, San Carlos, California (CA), 94070
Comment: This Schedule 13D/A (this "Statement") amends the Schedule 13D (the "Original Schedule 13D") filed on February 21, 2025. Items 3, 4, 5 and 7 of the Statement are hereby amended and supplemented to the extent hereinafter expressly set forth. Except as amended hereby, the original disclosure set forth in the Statement shall remain unchanged. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Original Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information previously provided in response to Item 3 is hereby amended and restated by replacing the text thereof in its entirety with the following:

The Common Stock was acquired with approximately $22.0 million of working capital set aside by TCP and TCPI for the general purpose of investing. TCP and TCPI maintain commingled margin accounts with various financial institutions, which may extend margin credit to TCP and TCPI as and when required, to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts. The margin accounts may from time to time have debit balances. Since multiple different securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Stock reported herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is amended by adding the following:

Merger Agreement and Related Transactions:

On July 7, 2025, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with Concentra and Concentra Merger Sub VII, Inc., a wholly owned subsidiary of Concentra ("Merger Sub"). The Merger Agreement provides for, among other things: (i) the acquisition of all the Issuer's outstanding shares of Common Stock by Concentra through a cash tender offer (the "Offer"), for a price per share of the Common Stock of: (A) $4.379 in cash; plus (B) one contingent value right (a "CVR"), and (ii) the merger of Merger Sub with and into the Issuer (the "Merger") with the Issuer surviving the Merger.

Closing of the Offer is subject to certain conditions, including that the number of shares of Common Stock validly tendered equals at least one share more than 50% of all shares of Common Stock then issued and outstanding as of the expiration of the Offer, the Closing Net Cash (as defined in the Merger Agreement) shall be no less than $217.5 million, and other customary conditions. The foregoing description of the Merger Agreement and related transactions does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached as Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on July 8, 2025.

Guaranty:

Concurrently with the execution of the Merger Agreement and the CVR Agreement (as defined below), and as a condition and inducement to the Issuer's willingness to enter into the Merger Agreement, Tang Capital Partners, LP, a Delaware limited partnership, has delivered to the Issuer a duly executed limited guaranty, dated as of the date of the Merger Agreement (the "Limited Guaranty"), in favor of the Issuer, in respect of certain of Concentra and the Merger Sub's obligations arising under, or in connection with, the Merger Agreement and CVR Agreement. Certain obligations under the Limited Guaranty are subject to: (i) a cap of $213.1 million, which includes certain enforcement costs, under the Merger Agreement; and (ii) a cap of an amount equivalent to the CVR Proceeds (as defined in the CVR Agreement), plus certain enforcement costs up to the CVR Expense Cap (as defined below), under the CVR Agreement.

Contingent Value Rights Agreement:

At or prior to the time at which Concentra first irrevocably accepts for purchase the shares of Common Stock tendered in the Offer, Concentra and Merger Sub expect to enter into a Contingent Value Rights Agreement (the "CVR Agreement") with a rights agent and a representative, agent and attorney-in-fact of the holders of CVRs. Each CVR will represent a contractual right to receive contingent cash payments equal to: (i) 100% of the amount by which Closing Net Cash (as finally determined pursuant to the Merger Agreement) exceeds $217.5 million, adjusted for any claims that arise prior to thirty (30) days following the Merger Closing Date (as defined in the CVR Agreement) and that are not accounted for in such Closing Net Cash; and (ii) 80% of the Net Proceeds (as defined in the CVR Agreement), if any, from any sale, transfer, license or other disposition (each, a "Disposition") by Concentra or any of its affiliates, including the Issuer after the Merger, of all or any part of (a) the Issuer's product candidate known as CRG-022, or firicabtagene autoleucel (firi-cel), an autologous CD22 chimeric antigen receptor (CAR) T-cell; (b) the Issuer's product candidate known as CRG-023, a CD19/CD20/CD22 tri-specific CAR T; and (c) the Issuer's allogeneic platform, a universal vector solution designed to limit immune-based rejection and enable durable response of CAR T-cell therapy (the "CVR Products") that occurs within the period beginning on the Merger Closing Date and ending on the second (2nd) anniversary following the Merger Closing Date (the "Disposition Period"). In the event that no Dispositions occur by the second (2nd) anniversary of the Merger Closing Date, holders of the CVRs will not receive any payment pursuant to the CVR Agreement with respect to a Disposition. Concentra shall, and shall cause the Issuer after the Merger, to use commercially reasonable efforts to spend up to $250,000 (the "CVR Expense Cap") to, among other things, during the Disposition Period: (i) enter into one or more Disposition Agreements (as defined in the CVR Agreement) as soon as practicable following the Effective Time; (ii) retain an employee or consultant of Concentra or Merger Sub for the purpose of maintaining and preserving the CVR Products and seeking, negotiating and executing Disposition Agreements; (iii) maintain the CVRs (including fees and expenses related to the Rights Agent and the Representative (as defined in the CVR Agreement)); (iv) maintain and prosecute the intellectual property relating to the CVR Products set forth on Schedule 1 to the CVR Agreement; and (v) continue the CMC Activities (as defined in the Merger Agreement) of the CVR Products to the extent the costs associated with such CMC Activities were included in the Closing Net Cash Schedule.

The foregoing description of the CVR Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the CVR Agreement, which is attached as Exhibit 10.1 to the July 8, 2025 Form 8-K.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information previously provided in response to Item 5 is hereby amended and restated by replacing the text thereof in its entirety with the following:

The information set forth in the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5. As of the date hereof the Reporting Persons beneficially own an aggregate of 3,059,630 shares of the Issuer's Common Stock, representing 6.6% of the outstanding shares.
Number of shares as to which each person has sole or shared power to vote or dispose: See item 5(a) above.
Transactions in the class effected during the past sixty days: There have been no transactions in the Issuer's Common Stock that were effected during the past 60 days by the Reporting Persons.
Other persons with the right to receive dividends or sale proceeds: No person other than a Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Joint Filing Agreement by and among the Reporting Persons (filed as Exhibit 1 of the 13D filed on February 21, 2025 by the Reporting Persons with respect to the Common Stock of the Issuer).
Exhibit 2: Schedule A: Transactions during the past 60 days (filed as Exhibit 2 of the 13D filed on February 21, 2025 by the Reporting Persons with respect to the Common Stock of the Issuer).
Exhibit 3: Agreement and Plan of Merger, dated July 7, 2025, by and among Concentra Biosciences, LLC, Concentra Merger Sub VII, Inc. and Cargo Therapeutics, Inc. (filed as Exhibit 2.1 of the Issuer's Current Report filed on Form 8-K on July 8, 2025).

## Signatures
- TANG CAPITAL MANAGEMENT, LLC: /s/ Kevin Tang, Manager (07/09/2025)
- KEVIN TANG: /s/ Kevin Tang, Self (07/09/2025)
- TANG CAPITAL PARTNERS, LP: /s/ Kevin Tang, Manager, Tang Capital Management, LLC, General Partner (07/09/2025)
- TANG CAPITAL PARTNERS INTERNATIONAL, LP: /s/ Kevin Tang, Manager, Tang Capital Management, LLC, General Partner (07/09/2025)
- TANG CAPITAL PARTNERS III, INC: /s/ Kevin Tang, Chief Executive Officer (07/09/2025)
- TANG CAPITAL PARTNERS IV, INC: /s/ Kevin Tang, Chief Executive Officer (07/09/2025)
- CONCENTRA BIOSCIENCES, LLC: /s/ Kevin Tang, Chief Executive Officer (07/09/2025)